Eilenberg & Krause LLP

11 East 44th Street

New York, New York 10017
Telephone: (212) 986-9700

Facsimile: (212) 986-2399

September 10, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC  20549
Mail Stop 4561
Attention: Mr. Matthew Crispino

Re:           Acorn Energy, Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 13, 2009, File No. 333-161315

Dear Mr. Crispino:

We are outside counsel to the Company.  This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Registration Statement on Form S-3, Registration No. 333-161315, filed on August 13, 2009 (the “Registration Statement”).  Today the Company is filing Amendment No. 1 to the Registration Statement with the Securities and Exchange Commission.  The amended Registration Statement, which reflects the Company’s response to the comment contained in your letter of August 19, 2009 and contains other minor changes as described below, has been marked to show changes from the initial filing.

We have provided below the text of the comment included in your letter for convenience purposes.  We respond to the Staff’s comment as follows:

1.	You incorporate by reference in this section a current report on Form 8-K filed August 5, 2009. We have no record of a Form 8-K filed on that date. Please advise.

The typographical error has been corrected.  The amended Registration Statement now correctly incorporates the Company’s Current Report on Form 8-K filed on August 3, 2009.

In addition to the response to the comment from your letter, the amendment to the Registration Statement also includes changes to historical share price and outstanding securities information that has been updated since the original filing. The amendment also includes changes related to increasing the amount of securities being registered to $12 million.

Mr. Matthew Crispino
Division of Corporation Finance
September 10, 2009

If you have any questions regarding the amendment or if we can otherwise be of assistance, you may call Sheldon Krause or Ted Chastain at the number above.

Respectfully submitted,

/s/ Sheldon Krause